UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41858

Okeanis Eco Tankers Corp.

(Translation of registrant’s name into English)

c/o OET Chartering Inc., Ethnarchou Makariou Ave.,&2 D. Falireos St., 185 47 N. Faliro, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Okeanis Eco Tankers Corp. (the “Company”) dated January 10, 2024, titled “Okeanis Eco Tankers Corp. – ESG Report,” announcing the publication of the Company’s 2nd Environmental, Social and Governance Report (the “2022 ESG Report”) on the Company’s website. Information that is or will be on or accessed through such website, including the 2022 ESG Report, does not constitute a part of, and is not incorporated by reference into, this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKEANIS ECO TANKERS CORP.

	By:	/s/ Iraklis Sbarounis
	Name:	Iraklis Sbarounis
	Title:	Chief Financial Officer

Date: January 10, 2024